Filed pursuant to Rule 433

March 8, 2023

Relating to

Preliminary Prospectus Supplement dated March 8, 2023

to

Prospectus dated June 21, 2021

Registration Statement No. 333-257218

POPULAR, INC.

Pricing Term Sheet

$400,000,000 7.25% Senior Notes due 2028

Issuer:	Popular, Inc. (the “Company”)

Expected Ratings*:	Ba1 (Stable)/ BB+ (Stable)/ BBB- (Stable) (Moody’s/S&P/Fitch)

Trade Date:	March 8, 2023

Settlement Date**:	March 13, 2023 (T+3)

Principal Amount:	$400,000,000

Stated Maturity Date:	March 13, 2028

Coupon:	7.25% per annum

Benchmark Treasury:	4.00% due February 29, 2028

Spread to Benchmark Treasury	+ 300 basis points (3.00%)

Issue Price (Price to Public):	99.637% of principal amount

Yield to Maturity:	7.338%

Payment Frequency:	Semi-annually in arrears

Interest Payment Dates:	March 13 and September 13 of each year, beginning on September 13, 2023

Optional Redemption:	Prior to February 13, 2028 (the “Par Call Date”), the notes will be redeemable at the Company’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points (0.45%) less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the Company may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	733174 AL0 / US733174AL01

Joint Bookrunning Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Senior Co-Manager:	Popular Securities, LLC

Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Hovde Group, LLC Keefe, Bruyette & Woods, Inc. Piper Sandler & Co. PNC Capital Markets LLC RBC Capital Markets, LLC UBS Securities LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the settlement date should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated March 8, 2023 for this offering and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Goldman Sachs & Co. LLC at (866) 471-2526 and Morgan Stanley & Co. LLC at (866) 718-1649.